UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:    November 14, 2022

Financial Results

for the six months

ended September 30, 2022

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2022		Six months ended Sep. 30, 2021
			Change

Consolidated gross profit	1	1,632,355	201,070	1,431,285

Net interest income	2	873,589	161,392	712,197

Trust fees	3	3,044	414	2,630

Net fees and commissions	4	588,293	33,422	554,871

Net trading income	5	(102,445)	(224,603)	122,158

Net other operating income	6	269,873	230,446	39,427

General and administrative expenses	7	(962,562)	(86,628)	(875,934)

Equity in gains (losses) of affiliates	8	52,079	21,353	30,726

Consolidated net business profit	9	721,872	135,795	586,077

Total credit cost	10	(83,113)	(56,451)	(26,662)

Credit costs	11	(93,631)	(40,637)	(52,994)

Write-off of loans	12	(44,520)	3,792	(48,312)

Provision for reserve for possible loan losses	13	(38,651)	(38,651)	-

Others	14	(10,460)	(5,778)	(4,682)

Gains on reversal of reserve for possible loan losses	15	-	(8,124)	8,124

Recoveries of written-off claims	16	10,518	(7,690)	18,208

Gains (losses) on stocks	17	92,108	10,928	81,180

Other income (expenses)	18	(4,796)	5,771	(10,567)

Ordinary profit	19	726,071	96,043	630,028

Extraordinary gains (losses)	20	(1,397)	1,871	(3,268)

Gains (losses) on disposal of fixed assets	21	(511)	(688)	177

Losses on impairment of fixed assets	22	(885)	2,380	(3,265)

Income before income taxes	23	724,674	97,915	626,759

Income taxes - current	24	(146,053)	(33,333)	(112,720)

Income taxes - deferred	25	(47,692)	6,987	(54,679)

Profit	26	530,927	71,568	459,359

Profit attributable to non-controlling interests	27	(5,500)	(2,209)	(3,291)

Profit attributable to owners of parent	28	525,427	69,359	456,068

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2022		Mar. 31, 2022
			Change
Consolidated subsidiaries	29	184	3	181
Equity method affiliates	30	116	4	112

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2022		Six months ended Sep. 30, 2021
			Change
Gross banking profit	1	928,221	181,664	746,557
Gross domestic profit	2	437,254	42,718	394,536
Net interest income	3	353,332	54,602	298,730
Trust fees	4	1,021	65	956
Net fees and commissions	5	94,613	8,721	85,892
Net trading income	6	(482)	(668)	186
Net other operating income	7	(11,230)	(20,000)	8,770

Gains (losses) on bonds	8	(16,825)	(23,278)	6,453
Gross international profit	9	490,967	138,946	352,021
Net interest income	10	258,157	68,306	189,851
Net fees and commissions	11	127,540	46,518	81,022
Net trading income	12	(196,460)	(231,910)	35,450
Net other operating income	13	301,730	256,033	45,697

Gains (losses) on bonds	14	(46,527)	(67,824)	21,297
Expenses (excluding non-recurring losses)	15	(443,752)	(25,467)	(418,285)

Overhead ratio	16	47.8%	(8.2%)	56.0%
Personnel expenses	17	(196,000)	(29,418)	(166,582)
Non-personnel expenses	18	(220,673)	4,384	(225,057)
Taxes	19	(27,077)	(432)	(26,645)

Banking profit (before provision for general reserve for possible loan losses)	20	484,469	156,197	328,272

Gains (losses) on bonds	21	(63,352)	(91,103)	27,751
Core banking profit (20-21)	22	547,822	247,302	300,520

excluding gains (losses) on cancellation of investment trusts	23	516,527	247,054	269,473

Provision for general reserve for possible loan losses	24	32,917	32,917	-
Banking profit	25	517,387	189,115	328,272
Non-recurring gains (losses)	26	23,998	(63,551)	87,549
Credit costs	27	(96,487)	(93,375)	(3,112)
Gains on reversal of reserve for possible loan losses	28	-	(16,904)	16,904
Recoveries of written-off claims	29	25	(11,133)	11,158
Gains (losses) on stocks	30	84,209	26,595	57,614
Other non-recurring gains (losses)	31	36,251	31,266	4,985

Ordinary profit	32	541,386	125,564	415,822

Extraordinary gains (losses)	33	(371)	2,488	(2,859)
Gains (losses) on disposal of fixed assets	34	(32)	(297)	265
Losses on impairment of fixed assets	35	(339)	2,785	(3,124)
Income before income taxes	36	541,014	128,051	412,963
Income taxes - current	37	(129,819)	(40,010)	(89,809)
Income taxes - deferred	38	(11,439)	25,496	(36,935)

Net income	39	399,755	113,537	286,218

Total credit cost (24+27+28+29)	40	(63,544)	(88,493)	24,949
Provision for general reserve for possible loan losses	41	32,917	23,184	9,733
Write-off of loans	42	(3,712)	(3,610)	(102)
Provision for specific reserve for possible loan losses	43	(91,700)	(98,876)	7,176
Losses on sales of delinquent loans	44	(798)	2,212	(3,010)
Provision for loan loss reserve for specific overseas countries	45	(275)	(270)	(5)
Recoveries of written-off claims	46	25	(11,133)	11,158

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2022		Six months ended Sep. 30, 2021
	Three months ended Jun. 30, 2022	Three months ended Sep. 30, 2022		Change
Yield on interest earning assets (A)			0.81	0.05	0.76
Interest earned on loans and bills discounted (C)	0.83	0.84	0.84	(0.01)	0.85
Interest earned on securities			1.24	0.53	0.71
Total cost of funding (including expenses) (B)			0.41	(0.04)	0.45
Cost of interest bearing liabilities			0.02	(0.00)	0.02
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	(0.00)	0.00
Interest paid on other liabilities			0.10	(0.02)	0.12
Expense ratio			0.39	(0.04)	0.43
Overall interest spread (A) - (B)			0.40	0.09	0.31
Interest spread (C) - (D)	0.83	0.84	0.84	(0.01)	0.85

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.85	0.86	0.85	(0.01)	0.86
Interest spread (E) - (D)	0.85	0.86	0.85	(0.01)	0.86

3. Gains (losses) on securities

SMBC non-consolidated					(Millions of yen)
			Six months ended Sep. 30, 2022		Six months ended Sep. 30, 2021
				Change
Gains (losses) on bonds			(63,352)	(91,103)	27,751
Gains on sales			26,718	(11,145)	37,863
Losses on sales			(82,678)	(72,586)	(10,092)
Gains on redemption			0	0	0
Losses on redemption			(7,392)	(7,373)	(19)
Losses on devaluation			-	-	-

Gains (losses) on stocks			84,209	26,595	57,614
Gains on sales			121,280	35,025	86,255
Losses on sales			(26,316)	(22,461)	(3,855)
Losses on devaluation			(10,753)	14,033	(24,786)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Sep. 30, 2022					Mar. 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	116,248	(558)	(340)	-	558	25,741	(218)

Other securities	2	31,761,875	1,318,665	(958,544)	2,535,281	1,216,616	38,114,923	2,277,209

Stocks	3	3,222,441	1,790,732	(242,926)	1,825,860	35,127	3,403,392	2,033,658

Bonds	4	13,813,969	(67,233)	(17,159)	14,202	81,435	19,560,308	(50,074)

Japanese government bonds	5	9,988,100	(48,430)	(1,331)	590	49,021	15,774,197	(47,099)

Others	6	14,725,463	(404,834)	(698,459)	695,218	1,100,052	15,151,221	293,625

Foreign bonds	7	12,419,736	(1,049,331)	(600,546)	18,245	1,067,577	12,055,643	(448,785)

Other money held in trust	8	311	-	-	-	-	310	-

Total	9	31,878,435	1,318,106	(958,884)	2,535,281	1,217,175	38,140,975	2,276,990

Stocks	10	3,222,441	1,790,732	(242,926)	1,825,860	35,127	3,403,392	2,033,658

Bonds	11	13,930,218	(67,791)	(17,498)	14,202	81,994	19,586,050	(50,293)

Others	12	14,725,774	(404,834)	(698,459)	695,218	1,100,052	15,151,532	293,625

SMBC non-consolidated								(Millions of yen)
		Sep. 30, 2022					Mar. 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(362)	(151)	-	362	22,300	(211)

Stocks of subsidiaries and affiliates	14	4,679,138	(3,148)	(17,598)	16,213	19,362	4,649,722	14,450

Other securities	15	27,572,185	968,151	(814,238)	2,024,293	1,056,142	34,290,501	1,782,389

Stocks	16	2,946,419	1,736,389	(225,559)	1,758,980	22,590	3,202,163	1,961,948

Bonds	17	13,881,064	(65,967)	(16,527)	14,202	80,170	19,625,238	(49,440)

Japanese government bonds	18	9,988,100	(48,430)	(1,331)	590	49,021	15,769,196	(47,099)

Others	19	10,744,702	(702,271)	(572,152)	251,110	953,381	11,463,099	(130,119)

Foreign bonds	20	9,025,716	(909,461)	(506,377)	11,730	921,191	8,970,483	(403,084)

Total	21	32,273,624	964,639	(831,989)	2,040,507	1,075,867	38,962,523	1,796,628

Stocks	22	3,411,763	1,736,959	(225,531)	1,759,550	22,590	3,665,507	1,962,490

Bonds	23	13,903,364	(66,330)	(16,679)	14,202	80,532	19,647,538	(49,651)

Others	24	14,958,496	(705,990)	(589,780)	266,753	972,743	15,649,477	(116,210)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
		Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets (both SMFG consolidated and SMBC non-consolidated). Gains of 2,122 million yen were recognized in the statements of income for the year ended March 31, 2022.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Sep. 30, 2022					Mar. 31, 2022

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	5,084.3	6,205.6	1,774.4	839.1	13,903.4	8,262.5	7,827.0	2,699.4	858.7	19,647.5
Japanese government bonds	4,454.7	4,641.9	541.7	349.8	9,988.1	7,755.1	6,205.6	1,451.5	356.9	15,769.2
Japanese local government bonds	-	294.8	760.2	11.0	1,066.0	0.1	283.2	830.6	11.4	1,125.4
Japanese short-term bonds	438.0	-	-	-	438.0	302.0	-	-	-	302.0
Japanese corporate bonds	191.6	1,268.9	472.5	478.3	2,411.3	205.3	1,338.2	417.2	490.3	2,451.0

Others	2,665.0	2,546.9	2,478.8	1,622.7	9,313.5	2,306.9	2,078.1	3,539.5	1,533.4	9,457.9

Total	7,749.3	8,752.6	4,253.2	2,461.8	23,216.8	10,569.4	9,905.1	6,238.8	2,392.1	29,105.4

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2022				Mar. 31, 2022

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	5,457.7	22,840.6	8,262.8	36,561.1	5,781.8	18,220.7	8,883.6	32,886.2
Receivable floating rate / payable fixed rate	780.4	12,422.5	14,425.8	27,628.7	1,124.9	7,244.1	11,425.8	19,794.9
Receivable floating rate / payable floating rate	-	-	-	-	2,060.0	-	-	2,060.0

Total	6,238.0	35,263.1	22,688.6	64,189.8	8,966.8	25,464.9	20,309.4	54,741.1

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)
		At the beginning of FY3/2023		At the beginning of FY3/2022
			Change
Fair value of plan assets	(A)	1,643,211	15,470	1,627,741
Projected benefit obligation	(B)	1,061,029	(36,512)	1,097,541
Net surplus (deficit)	(A-B)	582,181	51,981	530,200
Net defined benefit asset		623,045	57,511	565,534
Net defined benefit liability		40,864	5,530	35,334

Measurements of defined benefit plans (before tax effect deduction)		(174,479)	10,546	(185,025)
	Unrecognized prior service cost (deductible from the obligation)	(12,395)	9,258	(21,653)
	Unrecognized net actuarial gain (loss)	(162,083)	1,289	(163,372)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2022		Six months ended Sep. 30, 2021
			Change
Retirement benefit expenses		(7,662)	(677)	(6,985)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY3/2023		At the beginning of FY3/2022
			Change
Projected benefit obligation	(A)	906,023	(43,251)	949,274
<Discount rate>		<0.61%>	<0.19%>	<0.42%>
Fair value of plan assets	(B)	1,514,831	10,183	1,504,648
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	428,164	61,866	366,298
Unrecognized prior service cost (deductible from the obligation)	(E)	(19,001)	2,651	(21,652)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(161,642)	5,781	(167,423)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2022		Six months ended Sep. 30, 2021
			Change
Retirement benefit expenses		(18,558)	(2,127)	(16,431)
Service cost		10,201	(534)	10,735
Interest cost on projected benefit obligation		2,763	770	1,993
Expected returns on plan assets		(19,372)	(215)	(19,157)
Amortization of unrecognized prior service cost		(1,325)	-	(1,325)
Amortization of unrecognized net actuarial gain (loss)		(15,938)	(2,878)	(13,060)
Others		5,114	731	4,383

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

SMBC non-consolidated, as of Sep. 30, 2022

(Billions of yen)

Category of borrowers under self-assessment	NPLs based on the Banking Act and the Reconstruction Act	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt borrowers Effectively bankrupt borrowers	Bankrupt and quasi-bankrupt loans 94.6 (i) (Change from Mar. 31, 2022: 15.5)	Portion of claims secured by collateral or guarantees, etc. 87.3 (a)		Fully reserved 7.4	Direct write-offs (*1)	Specific reserve 10.4 (*2)	100% (*3)
Potentially bankrupt borrowers	Doubtful loans 593.5 (ii) (Change from Mar. 31, 2022: 71.2)	Portion of claims secured by collateral or guarantees, etc. 323.2 (b)		Necessary amount reserved 270.3		Specific reserve 220.8 (*2)	81.68% (*3)
Borrowers requiring caution	Substandard loans 154.7 (Change from Mar. 31, 2022:(49.1)) Past due loans (3 months or more) 3.2 (iii) (Change from Mar. 31, 2022:(1.0)) Restructured loans 151.5 (iv) (Change from Mar. 31, 2022:(48.2)) (Claims to Substandard borrowers)	Portion of Substandard loans secured by collateral or guarantees, etc. 41.4 (c)				General reserve for Substandard loans 42.3	37.21% (*3) 12.13% (*3)
	Normal assets	Claims to Borrowers requiring caution, excluding claims to Substandard borrowers				General reserve 324.5 (*5)	4.11% [8.83%] (*4)
Normal borrowers	115,760.6	Claims to Normal borrowers					0.11% (*4)

Loan loss reserve for specific overseas countries	15.5

Non-performing loan ratio	**0.72%** ((vi)/(v)) Change from Mar. 31, 2022: (0.05)%
Total	116,603.5 (v)
A=(i)+(ii)+(iii)+(iv)	**842.8 (vi)** (Change from Mar. 31, 2022: 37.5)
B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	451.8
C: Unsecured portion (A - B)	391.0
Total reserve for possible loan losses	571.2
D: Specific reserve + General reserve for Substandard loans	273.6
Reserve ratio (*6) (D/C)	69.96%
Coverage ratio ((B+D)/A)	86.06%

*1	Includes direct reduction of 126.4 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 3.0 billion yen, Potentially bankrupt borrowers: 3.2 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.1 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Sep. 30, 2022			Mar. 31, 2022

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	802,454	67.33	(15,330)	817,784	70.65
General reserve	486,765		(25,515)	512,280
Specific reserve	294,211		9,753	284,458
Loan loss reserve for specific overseas countries	21,477		433	21,044

Amount of direct reduction	171,923		12,668	159,255

SMBC non-consolidated					(Millions of yen, %)
	Sep. 30, 2022			Mar. 31, 2022

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	571,221	67.77	(17,987)	589,208	73.16
General reserve	324,361		(32,918)	357,279
Specific reserve	231,333		14,655	216,678
Loan loss reserve for specific overseas countries	15,527		276	15,251

Amount of direct reduction	126,410		11,215	115,195

Note: Reserve ratio (Reserve for possible loan losses / NPLs based on the Banking Act and the Reconstruction Act (Excluding Normal Assets)) is after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	111,811	12,555	99,256
Doubtful loans	711,414	67,533	643,881
Substandard loans	368,637	(45,785)	414,422
Past due loans (3 months or more)	14,244	691	13,553
Restructured loans	354,392	(46,476)	400,868
Total (A)	1,191,863	34,303	1,157,560
Normal assets	119,008,158	12,988,699	106,019,459
Grand total (B)	120,200,022	13,023,003	107,177,019
NPL ratio (A/B)	0.99	(0.09)	1.08

			(Millions of yen)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Total coverage (C)	888,415	113,131	775,284
Reserve for possible loan losses (D)	334,901	(18,807)	353,708
Amount recoverable by guarantees, collateral and others (E)	553,513	131,938	421,575

			(%)
Coverage ratio (C) / (A)	74.54	7.56	66.98
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	113.77	6.70	107.07

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	52.46	4.40	48.06
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	125.71	14.60	111.11

SMBC non-consolidated			(Millions of yen, %)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	94,647	15,479	79,168
Doubtful loans	593,488	71,160	522,328
Substandard loans	154,703	(49,124)	203,827
Past due loans (3 months or more)	3,200	(966)	4,166
Restructured loans	151,503	(48,158)	199,661
Total (A)	842,839	37,514	805,325
Normal assets	115,760,613	12,437,145	103,323,468
Grand total (B)	116,603,452	12,474,658	104,128,794
NPL ratio (A/B)	0.72	(0.05)	0.77

			(Millions of yen)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Total coverage (C)	725,360	83,967	641,393
Reserve for possible loan losses (D)	273,551	(9,914)	283,465
Amount recoverable by guarantees, collateral and others (E)	451,810	93,882	357,928

			(%)
Coverage ratio (C) / (A)	86.06	6.42	79.64
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	121.38	3.77	117.61

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	69.96	6.60	63.36
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	146.08	14.38	131.70

Note: Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2022 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2022	Amount of off-balancing	Mar. 31, 2022 (b)

Bankrupt and quasi-bankrupt loans	94.6	15.5	11.7	3.8	79.2

Doubtful loans	593.5	71.2	199.9	(128.7)	522.3

Total	688.1	86.6	211.6	(124.9)	601.5

Result of measures connected to off-balancing (*1)	81.9				70.4

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(0.5)
	Reconstructive disposition			(0.0)
	Improvement in debtors’ performance due to reconstructive disposition			0.0
	Loan sales to market			(17.2)
	Direct write-offs			(79.3)
	Others			(27.9)
		Collection / repayment, etc.		(11.9)
		Improvement in debtors’ performance		(16.1)

	Total			(124.9)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

12. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Sep. 30, 2022			Mar. 31, 2022
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	59,170,472	100.0	1,190,742	57,979,730	100.0
Manufacturing	8,548,972	14.4	55,086	8,493,886	14.6
Agriculture, forestry, fisheries and mining	319,818	0.5	37,362	282,456	0.5
Construction	790,810	1.3	77,935	712,875	1.2
Transportation, communications and public enterprises	5,817,190	9.8	206,238	5,610,952	9.7
Wholesale and retail	4,880,902	8.3	173,084	4,707,818	8.1
Finance and insurance	7,756,424	13.1	409,949	7,346,475	12.7
Real estate	9,155,159	15.5	241,777	8,913,382	15.4
Goods rental and leasing	2,099,609	3.6	(51,928)	2,151,537	3.7
Various services	4,723,561	8.0	(57,183)	4,780,744	8.2
Municipalities	489,047	0.8	(16,656)	505,703	0.9
Others	14,588,975	24.7	115,077	14,473,898	25.0
Overseas offices and Japan offshore banking accounts	36,858,991	100.0	7,167,427	29,691,564	100.0
Public sector	324,482	0.9	47,326	277,156	0.9
Financial institutions	2,600,479	7.1	309,748	2,290,731	7.7
Commerce and industry	31,679,699	85.9	6,359,890	25,319,809	85.3
Others	2,254,330	6.1	450,463	1,803,867	6.1
Total	96,029,464	-	8,358,170	87,671,294	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2022			Mar. 31, 2022
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	539,667	79.9	(30,845)	570,512
Manufacturing	235,270	88.5	(30,473)	265,743
Agriculture, forestry, fisheries and mining	2,939	63.5	(855)	3,794
Construction	7,309	53.9	304	7,005
Transportation, communications and public enterprises	43,496	98.0	7,665	35,831
Wholesale and retail	64,421	61.6	(5,283)	69,704
Finance and insurance	7,651	58.5	(193)	7,844
Real estate	35,788	62.6	(5,807)	41,595
Goods rental and leasing	461	46.9	48	413
Various services	105,226	53.8	6,893	98,333
Municipalities	-	-	-	-
Others	37,102	100.0	(3,143)	40,245
Overseas offices and Japan offshore banking accounts	303,171	56.4	68,358	234,813
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	269,413	56.4	61,318	208,095
Others	33,758	56.1	7,040	26,718
Total	842,839	70.0	37,514	805,325

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Consumer loans	11,690,915	(90,607)	11,781,522
Housing loans	10,955,023	(90,545)	11,045,568

Self-residential purpose	8,973,090	(23,887)	8,996,977

Other consumer loans	735,891	(63)	735,954

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Outstanding balance	34,323,577	457,041	33,866,536
Ratio to total loans	58.0	(0.4)	58.4

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Sep. 30, 2022			Mar. 31, 2022
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	9,262,884	25.8	1,289,799	7,973,085	27.9
Indonesia	304,344	0.8	52,530	251,814	0.9
Thailand	1,207,497	3.4	193,176	1,014,321	3.6
Korea	445,128	1.2	61,782	383,346	1.3
Hong Kong	2,285,694	6.4	249,776	2,035,918	7.1
China	249,471	0.7	24,045	225,426	0.8
Taiwan	676,333	1.9	109,053	567,280	2.0
Singapore	2,162,377	6.0	305,430	1,856,947	6.5
India	919,225	2.6	146,602	772,623	2.7
Others	1,012,815	2.8	147,405	865,410	3.0
Oceania	2,545,575	7.1	394,622	2,150,953	7.5
Australia	2,440,318	6.8	390,429	2,049,889	7.2
Others	105,257	0.3	4,193	101,064	0.3
North America	13,117,691	36.6	3,556,223	9,561,468	33.4
United States	10,555,202	29.4	2,997,376	7,557,826	26.4
Others	2,562,489	7.2	558,847	2,003,642	7.0
Central and South America	2,238,323	6.2	508,424	1,729,899	6.1
Brazil	446,279	1.2	113,130	333,149	1.2
Panama	463,809	1.3	68,583	395,226	1.4
Others	1,328,235	3.7	326,711	1,001,524	3.5
Western Europe	5,749,233	16.0	948,810	4,800,423	16.8
United Kingdom	1,494,604	4.2	51,764	1,442,840	5.0
Ireland	897,790	2.5	384,869	512,921	1.8
Netherlands	950,188	2.6	208,387	741,801	2.6
Others	2,406,651	6.7	303,790	2,102,861	7.4
Eastern Europe	225,107	0.6	12,078	213,029	0.7
Russia	168,422	0.5	2,628	165,794	0.6
Others	56,685	0.1	9,450	47,235	0.1
Others	2,754,654	7.7	590,416	2,164,238	7.6

Total	35,893,467	100.0	7,300,372	28,593,095	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2022			Mar. 31, 2022
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	303,171	56.4	68,358	234,813
Asia	156,461	66.8	58,358	98,103
Oceania	-	-	-	-
North America	91,440	33.2	13,287	78,153
Central and South America	22,907	80.7	2,174	20,733
Western Europe	16,841	43.9	(17)	16,858
Eastern Europe	-	-	-	-
Others	15,520	63.9	(5,444)	20,964

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	Six months ended		Six months ended
	Sep. 30, 2022 (a)	(a) - (b)	Sep. 30, 2021 (b)

Deposits	146,359,027	11,813,179	134,545,848

Domestic units	115,386,996	5,668,014	109,718,982

Loans	93,647,600	12,055,737	81,591,863

Domestic units	53,796,050	1,261,772	52,534,278
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Deposits	147,864,317	6,849,072	141,015,245
Domestic deposits (excluding Japan offshore banking accounts)	119,365,875	662,519	118,703,356

Individuals	57,138,082	1,016,023	56,122,059

Corporates	62,227,793	(353,504)	62,581,297

Loans	96,029,464	8,358,170	87,671,294
Domestic offices (excluding Japan offshore banking accounts)	59,170,472	1,190,742	57,979,730

Overseas offices and Japan offshore banking accounts	36,858,991	7,167,427	29,691,564
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Balance of investment trusts	3,191.0	14.4	3,176.6

Balance to individuals	2,606.1	21.6	2,584.5
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	Six months ended		Six months ended
	Sep. 30, 2022 (a)	(a) - (b)	Sep. 30, 2021 (b)
Sales of investment trusts to individuals	367.1	(36.9)	404.0

Sales of pension-type insurance to individuals	75.4	46.6	28.8

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Sep. 30, 2022	Change from Mar. 31, 2022	Mar. 31, 2022
(a) Total deferred tax assets	(b-c)	1	387.9	52.4	335.5
(b) Subtotal of deferred tax assets		2	600.4	51.1	549.3
Reserve for possible loan losses and write-off of loans		3	215.1	(2.1)	217.2
Taxable write-off of securities		4	212.2	3.6	208.6
Others		5	173.1	49.6	123.5
(c) Valuation allowance		6	212.5	(1.3)	213.8
(d) Total deferred tax liabilities		7	414.7	(142.3)	557.0
Net unrealized gains on other securities		8	329.8	(161.5)	491.3
Others		9	84.9	19.2	65.7

Net deferred tax assets	(a-d)	10	(26.8)	194.7	(221.5)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(250.9)	211.1	(462.0)
Others		12	224.1	(16.4)	240.5

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)

	FY3/2020	FY3/2021	FY3/2022	1H, FY3/2023
Income of final tax return before deducting operating loss carryforwards	540.5	546.5	655.5	429.5
Note: The figure for 1H, FY3/2023 was estimated in interim closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Sep. 30, 2022 [Preliminary]		Mar. 31, 2022
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	15.63	(0.93)	16.56

(2) Tier 1 capital ratio (5) / (7)	14.64	(0.82)	15.46

(3) Common equity Tier 1 capital ratio (6) / (7)	13.69	(0.76)	14.45

(4) Total capital	12,193.5	209.8	11,983.8

(5) Tier 1 capital	11,415.4	229.2	11,186.2

(6) Common equity Tier 1 capital	10,681.8	223.5	10,458.4

(7) Risk weighted assets	77,971.4	5,621.3	72,350.1

(8) Required capital (7) X 8%	6,237.7	449.7	5,788.0

(9) Leverage Ratio	4.83	(0.34)	5.17

SMBC consolidated

(1) Total capital ratio	14.36	(1.42)	15.78

(2) Tier 1 capital ratio	13.31	(1.22)	14.53

(3) Common equity Tier 1 capital ratio	11.61	(1.06)	12.67

(4) Leverage Ratio	4.34	(0.48)	4.82

SMBC non-consolidated

(1) Total capital ratio	12.73	(2.04)	14.77

(2) Tier 1 capital ratio	11.53	(1.96)	13.49

(3) Common equity Tier 1 capital ratio	9.73	(1.80)	11.53

(4) Leverage Ratio	3.86	(0.65)	4.51

17. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2022		Six months ended Sep. 30, 2021
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	10.3	0.9	9.4

  Note:

ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

 18. Earnings targets and dividends forecast for FY3/2023

 (1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2023	FY3/2022 Result
Consolidated net business profit	1,265.0	1,152.9
Total credit cost	(210.0)	(274.4)
Ordinary profit	1,120.0	1,040.6
Profit attributable to owners of parent	770.0	706.6

SMBC non-consolidated		(Billions of yen)
	FY3/2023	FY3/2022 Result
Banking profit (before provision for general reserve for possible loan losses)	840.0	721.9
Total credit cost	(80.0)	(161.1)
Ordinary profit	850.0	746.0
Net income	590.0	546.3

(2) Dividends forecast
			(Yen)
	FY3/2023		FY3/2022 Result

	Interim	Annual
Dividend per share for common stock	115	230	210
Reference:			(Billions of yen)
	FY3/2023		FY3/2022 Result

	Interim	Annual
Total dividend	157.7	310.3	287.9

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

 SMBC non-consolidated

			(Millions of yen	)
	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	65,991,341	(4,849,468)	70,840,809

Call loans	7,075,668	4,840,850	2,234,818

Receivables under resale agreements	1,178,424	(466,986)	1,645,410

Receivables under securities borrowing transactions	1,884,837	21,757	1,863,080

Monetary claims bought	2,316,004	25,397	2,290,607

Trading assets	3,157,387	1,131,620	2,025,767

Securities	31,630,177	(6,608,402)	38,238,579

Loans and bills discounted	96,029,464	8,358,170	87,671,294

Foreign exchanges	2,713,664	(8,071)	2,721,735

Other assets	9,544,304	4,252,330	5,291,974

Tangible fixed assets	769,906	3,429	766,477

Intangible fixed assets	262,992	13,242	249,750

Prepaid pension cost	463,605	35,441	428,164

Customers’ liabilities for acceptances and guarantees	16,259,230	3,973,764	12,285,466

Reserve for possible loan losses	(571,221)	17,987	(589,208)

Total assets	238,705,788	10,741,059	227,964,729

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Sep. 30, 2022		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Liabilities

Deposits	147,864,317	6,849,072	141,015,245

Negotiable certificates of deposit	14,563,142	1,454,345	13,108,797

Call money	876,444	195,551	680,893

Payables under repurchase agreements	12,819,034	(1,807,203)	14,626,237

Payables under securities lending transactions	219,661	(86,118)	305,779

Commercial paper	1,227,039	(2,141)	1,229,180

Trading liabilities	2,057,078	498,399	1,558,679

Borrowed money	20,537,074	(6,163,141)	26,700,215

Foreign exchanges	1,664,352	325,189	1,339,163

Bonds	719,101	(1,746)	720,847

Due to trust account	2,226,616	(95,083)	2,321,699

Other liabilities	10,410,455	6,154,691	4,255,764

Reserve for employee bonuses	11,738	(846)	12,584

Reserve for executive bonuses	-	(1,150)	1,150

Reserve for point service program	907	37	870

Reserve for reimbursement of deposits	2,246	(2,728)	4,974

Deferred tax liabilities	26,761	(194,742)	221,503

Deferred tax liabilities for land revaluation	29,132	(61)	29,193

Acceptances and guarantees	16,259,230	3,973,764	12,285,466

Total liabilities	231,514,336	11,096,090	220,418,246

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,436,172	356,312	3,079,860

Other retained earnings	3,436,172	356,312	3,079,860

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	3,214,671	356,313	2,858,358

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,771,720	356,312	6,415,408

Net unrealized gains (losses) on other securities	723,335	(565,079)	1,288,414

Net deferred gains (losses) on hedges	(329,154)	(146,252)	(182,902)

Land revaluation excess	25,550	(13)	25,563

Total valuation and translation adjustments	419,731	(711,343)	1,131,074

Total net assets	7,191,452	(355,031)	7,546,483

Total liabilities and net assets	238,705,788	10,741,059	227,964,729

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	Six months ended Sep. 30, 2022 (a)		Six months ended Sep. 30, 2021 (b)
		(a) - (b)
Ordinary income	2,032,709	909,731	1,122,978

Interest income	1,189,217	555,016	634,201

Interest on loans and discounts	754,817	308,599	446,218

Interest and dividends on securities	226,323	85,054	141,269

Trust fees	1,061	78	983

Fees and commissions	317,927	50,360	267,567

Trading income	8,192	(27,445)	35,637

Other operating income	387,402	322,356	65,046

Other income	128,907	9,365	119,542
Ordinary expenses	1,491,323	784,168	707,155

Interest expenses	577,727	432,108	145,619

Interest on deposits	171,005	153,534	17,471

Fees and commissions payments	95,813	(4,866)	100,679

Trading losses	205,136	205,136	-

Other operating expenses	96,902	86,324	10,578

General and administrative expenses	430,670	23,250	407,420

Other expenses	85,072	42,216	42,856

Ordinary profit	541,386	125,564	415,822

Extraordinary gains	352	(783)	1,135

Extraordinary losses	724	(3,270)	3,994

Income before income taxes	541,014	128,051	412,963

Income taxes - current	129,819	40,010	89,809

Income taxes - deferred	11,439	(25,496)	36,935

Total income taxes	141,258	14,513	126,745

Net income	399,755	113,537	286,218

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2022								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,858,358	(210,003)	6,415,408

Changes in the period

Cash dividends						(43,455)		(43,455)

Net income						399,755		399,755

Reversal of land revaluation excess						12		12
Net changes in items other than stockholders’ equity in the period

Net changes in the period						356,312		356,312

Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,214,671	(210,003)	6,771,720

					(Millions of yen )
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,288,414	(182,902)	25,563	1,131,074	7,546,483

Changes in the period

Cash dividends					(43,455)

Net income					399,755

Reversal of land revaluation excess					12
Net changes in items other than stockholders’ equity in the period	(565,078)	(146,252)	(12)	(711,343)	(711,343)

Net changes in the period	(565,078)	(146,252)	(12)	(711,343)	(355,030)
Balance at the end of the period	723,335	(329,154)	25,550	419,731	7,191,452

Note: Amounts less than 1 million yen are rounded down.